SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

VACCINOGEN, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

918641101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918641101	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Michael G. Hanna, Jr., Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 67,308*
	6.	SHARED VOTING POWER 3,781,118**
	7.	SOLE DISPOSITIVE POWER 67,308*
	8.	SHARED DISPOSITIVE POWER 3,781,118**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,848,426
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%***
12.	TYPE OF REPORTING PERSON (see Instructions) IN

*	Consists of 67,308 shares of restricted common stock held directly held by Dr. Hanna.

**	Consists of the following: (a) 3,423,839 shares of common stock held by Hanna Enterprises, LLC, of which Dr. Hanna is a member and general manager with voting and dispositive power; (b) a warrant to purchase 200,000 shares of common stock, held directly by Dr. Hanna and his spouse; and (c) 157,279 shares of common stock, held directly by Dr. Hanna and his spouse.

CUSIP No. 918641101	13G	Page 2 of 7 Pages

***	The denominator is based on: (a) 36,849,935 shares of common stock outstanding as of July 7, 2015 and (b) 200,000 shares of common stock subject to warrants exercisable within 60 days of July 7, 2015.

CUSIP No. 918641101	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS Hanna Enterprises, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,423,839*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,423,839*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,423,839
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%**
12.	TYPE OF REPORTING PERSON (see Instructions) OO

*	Consists of 3,423,839 shares of common stock held by Hanna Enterprises, LLC.

**	The denominator is based on 36,849,935 shares of common stock outstanding as of July 7, 2015.

CUSIP No. 918641101	13G	Page 5 of 7 Pages

This Schedule 13G/A, Amendment No. 2 (this “Schedule 13G”) is being filed by Michael G. Hanna, Jr. and Hanna Enterprises, LLC to: (a) correct the amount beneficially owned by Dr. Hanna as reported in Schedule 13G/A, Amendment No. 1, filed with the SEC on May 1, 2015 (the “Original Filing”); and (b) to include Hanna Enterprises, LLC as a joint filer and beneficial owner with Dr. Hanna of certain shares of common stock. This Schedule 13G amends and supersedes the information contained in the Original Filing.

Item 1.

(a)	Name of Issuer: Vaccinogen, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 949 Fell Street Baltimore, MD 21231

Item 2.

(a)

Name of Person Filing:

This Schedule 13G is being filed by:

(i) Michael G. Hanna, Jr., Ph.D. (“Hanna”); and

(ii) Hanna Enterprises, LLC (the “LLC”, and together with Hanna, the “Reporting Persons”).

The Reporting Persons entered into a Joint Filing Agreement, dated July 7, 2015, which is incorporated by reference as Exhibit A, pursuant to which each have agreed to file this schedule jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(b)

Address of Principal Business Office or, if None, Residence:

The Principal Business Address of Hanna is:

949 Fell Street

Baltimore, MD 21231

The Principal Business Address of the LLC is:

39572 North Cotton Patch Hills

Bethany Beach, DE 19930

(c)	Citizenship: Hanna: United States of America LLC: Maryland

(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share

(e)	CUSIP Number: 918641101

CUSIP No. 918641101	13G	Page 6 of 7 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.  Ownership.

Reference is made to Items 5-9 and 11 of the cover page for each of Hanna and the LLC, and the footnotes thereto, which are incorporated by reference herein.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

See Exhibit B.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

Not Applicable

CUSIP No. 918641101	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2015

/s/ Michael G. Hanna, Jr.
Michael G. Hanna, Jr., an individual

Hanna Enterprises, LLC

By:	/s/ Michael G. Hanna, Jr.
Michael G. Hanna, Jr., General Manager

Exhibit List

Exhibit A: Joint Filing Agreement

Exhibit B: Item 8 Statement

Exhibit A

Joint Filing Agreement

The undersigned persons hereby agree that this Schedule 13G, and amendments thereto, with respect to the common stock of Vaccinogen, Inc. may be filed in a single statement on behalf of each such person.

Date: July 7, 2015

/s/ Michael G. Hanna, Jr.
Michael G. Hanna, Jr., an individual

Hanna Enterprises, LLC

By:	/s/ Michael G. Hanna, Jr.
Michael G. Hanna, Jr., General Manager

Exhibit B

Item 8 Statement

Hanna is a member and the general manager of the LLC, with voting and dispositive power over the shares of common stock held by the LLC. Due to this relationship, Hanna and the LLC may be deemed a “group” for purposes of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended.